FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                 25 January 2007


                               File no. 0-17630


                           Senior Management Changes



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

This report on Form 6-K is deemed to be incorporated by reference in the prospectus contained in the registration statements on Form F-3
(No.333-137106-01) and Form S-8 (No.s 333-90808, 333-6040, 333-8720, 333-10430,
333-13308 and 333-103656) of CRH plc, and to be part thereof from the date on which this Report has been furnished, to the extent not superceded by documents or reports subsequently filed or furnished.


Enclosure: Senior Management Changes




                                                               January 25th 2007

                        SENIOR MANAGEMENT CHANGES AT CRH


CRH plc announces the planned retirement of Declan Doyle, Managing Director CRH Europe Materials on June 30th 2007, and of Tony O'Loghlen, Chief Operating Officer CRH Europe Materials on January 31st 2007. Declan will step down from the CRH Board on his retirement.

Albert Manifold is appointed Managing Director Designate CRH Europe Materials with immediate effect, and will succeed Declan on his retirement at the end of June. Albert joined CRH in 1998 as Finance Director Europe Materials, and has subsequently held various senior management positions within the division. He was appointed to his current role as CRH Group Development Director in 2005.

Henry Morris is appointed to succeed Tony as Chief Operating Officer CRH Europe Materials, effective February 1st. Henry initially joined CRH in 1975, and held a number of technical, commercial and management positions before leaving the Group in 1993. He rejoined CRH Europe Materials in 2001 in his current senior role as Regional Director for Switzerland, Finland and the Baltic region.

Commenting on these changes, CRH Chief Executive, Liam O'Mahony, stated "Declan Doyle and Tony O'Loghlen have made unique contributions to the performance and growth of Europe Materials. With combined service of approximately 70 years, their leadership has played a major part in the development of this EUR3 billion business. We thank them, and wish them both well in their retirement. I am confident that Albert and Henry, together with the entire Europe Materials team, will take the business on to new levels of success in the future".


______________________________________________________________________________

Contact:  353-1-4041000


Liam O'Mahony, Chief Executive
Myles Lee, Finance Director
Eimear O'Flynn, Head of Investor Relations


CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353.1.4041000
                               FAX +353.1.4041007

   E-MAIL mail@crh.com WEBSITE www.crh.com Registered Office, 42 Fitzwilliam
                           Square, Dublin 2, Ireland


                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  25 January 2007



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director